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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

928365-20-4

(Cusip Number)

Alan L. Stinson
Executive Vice President and Chief Financial Officer
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 300
Irvine, California 92614
(949) 622-4333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Robert A. Miller, Jr., Esq.
Paul, Hastings, Janofsky & Walker LLP
515 S. Flower Street
Los Angeles, California 90071
Telephone: (213) 683-6000

July 11, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928365-20-4			Page 2 of 4

1.	Name of Reporting Person: Fidelity National Financial, Inc. Chicago Title and Trust Company, Inc.		I.R.S. Identification Nos. of above persons (entities only): 86-0498599; 36-0906930

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 27,068,108(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 27,068,108(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Fidelity National Financial, Inc. - 15,364,307 shares(1) Chicago Title and Trust Company, Inc. - 11,703,801 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 68.1% (2)

14.	Type of Reporting Person (See Instructions): CO

(1)	Includes currently exercisable warrants to purchase 913,970 shares.

(2)	Based on 39,749,883 shares of Common Stock outstanding as of April 30, 2003.

     Fidelity National Financial, Inc., a Delaware corporation (“Fidelity”), and Chicago Title and Trust Company, an Illinois corporation (“Chicago Title”), pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, hereby file this Amendment No. 5 to Schedule 13D (the “Statement”) which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2001, as amended on August 16, 2001, March 7, 2002, August 5, 2002 and May 27, 2003, with respect to the shares of Common Stock, par value $0.001 per share (the “FNIS Common Stock”), of Fidelity National Information Solutions, Inc., a Delaware corporation (“FNIS” or the “Company”), formerly Vista Information Solutions, Inc. Fidelity and Chicago Title are collectively referred to herein as the “Reporting Persons.”

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is amended to add the following:

     See “Item 4. Purpose of Transaction” for a description of the Merger Agreement which describes the consideration to be paid to the FNIS stockholders.

Item 4. Purpose of Transaction.

     Item 4 is amended to add the following:

     On July 11, 2003, Fidelity publicly announced the execution of an Agreement and Plan of Merger by and among Fidelity, FNIS Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Fidelity (“Merger Sub”), Chicago Title (solely for purposes of a certain provision therein) and FNIS (the “Merger Agreement”). Pursuant to the Merger Agreement, Fidelity would acquire all of the outstanding shares of FNIS not currently held by Fidelity or its subsidiaries through a merger between Merger Sub and FNIS, with FNIS as the surviving corporation. Pursuant to the Merger Agreement, FNIS stockholders would receive 0.830 Fidelity shares, subject to adjustment as provided in the Merger Agreement, in exchange for each FNIS share, plus cash for any fractional shares. The Merger Agreement, as well as the joint press release of Fidelity and FNIS announcing the Merger Agreement, are filed as exhibits herewith and are incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended to include the following:

Agreement and Plan of Merger

     See “Item 4. Purpose of Transaction” for a description of the Merger Agreement. This description is subject to, and qualified in its entirety by reference to the Merger Agreement, which has been filed as an exhibit hereto.

Item 7. Material to be Filed as Exhibits.

     Item 7 is amended to add the following:

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Press Release, issued by Fidelity National Financial, Inc. and Fidelity National Information Solutions, Inc. on July 11, 2003 (Filed with the Securities and Exchange Commission on July 11, 2003 on Form 8-K of Fidelity National Financial, Inc. as Exhibit 99.1 and incorporated herein by reference).

99.2	Agreement and Plan of Merger, dated July 11, 2003, by and among Fidelity National Financial, Inc., FNIS Acquisition Corp., Chicago Title and Trust Company, Inc. (solely for purposes of Section 5.19 thereof), and Fidelity National Information Solutions, Inc. (Filed with the Securities and Exchange Commission on July 11, 2003 on Form 8-K of Fidelity National Financial, Inc. as Exhibit 99.2 and incorporated herein by reference).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2003	FIDELITY NATIONAL FINANCIAL, INC.

	By:	/s/ Alan L. Stinson

Alan L. Stinson, Executive Vice President and Chief Financial Officer

CHICAGO TITLE AND TRUST COMPANY

	By:	/s/ Alan L. Stinson

Alan L. Stinson, Executive Vice President and Chief Financial Officer